The Income Fund of America, Inc.
One Market, Steuart Tower, Suite 1800
San Francisco, California 94105

Phone (415) 421-9360
Fax (415) 393-7140

For period ending 1/31/09
File number 811 – 01880

77C.              Matters submitted to a vote of security holders.

a)           Meeting of shareholders – August 7, 2008

(1)           Directors elected:

Director	Votes For	Votes Withheld
Hilda L. Applbaum	3,433,620,693	51,417,915
Mary Jane Elmore	3,433,780,187	51,258,420
Robert A. Fox	3,431,468,798	53,569,810
Leonade D. Jones	3,433,163,580	51,875,028
William D. Jones	3,433,206,295	51,832,312
John M. Lillie	3,432,563,711	52,474,896
John G. McDonald	3,430,060,890	54,977,718
James J. Postl	3,433,560,180	51,478,427
Henry E. Riggs	3,431,685,555	53,353,052
Isaac Stein	3,433,639,456	51,399,152
Patricia K. Woolf	3,430,912,291	54,126,317